

Mail Stop 3561

January 31, 2011

Via U.S. Mail

Mr. Ki Nam, Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, California 92626

> **Re:** **T3 Motion, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-150888**

Dear Mr. Nam:

We have reviewed your response letter filed January 7, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Executive Officers and Directors, page 44

1. We note your response to our prior comment three and reissue. Please revise to discuss why each director's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company. Your general discussion of each director's employment history and other attributes does not suffice. Refer to Regulation S-K Compliance & Disclosure Interpretation 116.05.

Executive Compensation Program, page 48

2. We note your response to our prior comment four. Please advise as to the analysis you undertook to determine that you do not benchmark compensation. Please also tell us how you concluded that you do not use "competitive industry salaries" in determining base compensation such that removing this reference in future filings would be appropriate.

Form 10-Q for the quarter ended September 30, 2010
Condensed Consolidated Statements of Cash Flows (Unaudited), page 5
Supplemental Disclosure of Cash Flow Information, page 6

3. We note your response to our prior comment number eight. Please clarify in the notes to the consolidated financial statements in future filings how the award to PPI of $493,468 has been accounted for within your financial statements.   Your revised disclosure should be similar in detail as provided in your response to us.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief